

SECURITIES AND EXCHANGE COMMISSION

12061978

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 01 2011 MM/DD/YY AND ENDING 12 31 2011 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wesbanco Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 WEST MAIN STREET
(No. and Street)

ST CLAIRSVILLE	OH	43950
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rita Herndon 304 231 1201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rita A Herndon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WesBanco Securities Inc., as

of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions


OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
TIFFANY L. HOFFMAN
WesBanco Securities, Inc.
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires Aug. 11, 2018

Signature

Sr Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Audited Statement of Financial Condition

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2011
With Report of Independent Registered Public
Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago, Illinois regional office of the Securities and Exchange Commission, the region in which WesBanco Securities, Inc. has its principal place of business.

Ernst & Young LLP


ERNST & YOUNG

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Statement of Financial Condition

December 31, 2011

Contents



Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222

Tel: +1 412 644 7800
Fax: +1 412 644 0477
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (the Company), a wholly owned subsidiary of WesBanco, Inc. as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of WesBanco Securities, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 24, 2012

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 1,401,580
Commission receivables	304,673
Prepaid expenses	82,369
Fixed assets (net of accumulated depreciation of $38,427)	19,086
Intangible assets (net of amortization of $259,281)	403,799
Other assets	163,976
Total assets	$ 2,375,483
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable to affiliate	$ 276,202
Contingent liabilities	77,880
Other liabilities	318,488
Total liabilities	672,570
Shareholder's equity:	
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	1,275,533
Retained earnings	427,280
Total shareholder's equity	1,702,913
Total liabilities and shareholder's equity	$ 2,375,483

See accompanying notes.

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (Parent). The Company is registered as a broker/dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Association (SIPC). In 1998 WesBanco, Inc. acquired a full-service broker/dealer from Commercial BancShares, Inc., which became WesBanco Securities, Inc. in 1999. WesBanco Bank had established Mountaineer Securities Company, a discount brokerage division, in 1982 that merged into WesBanco Securities Inc. in 1999. Oak Hill Financial Securities, Inc. was merged into the Company as part of the acquisition of Oak Hill Financial, Inc. by WesBanco, Inc. in November 2007. In March 2009 the Company acquired customer lists relating to a brokerage operation owned by an Ohio-based savings bank in the Columbus, OH market.

The Company offers financial planning, wealth management, individual retirement account (IRA) and 401(k) rollover, retail brokerage services relating to securities such as insurance and mutual fund products, stocks, options, and bonds on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Revenue Recognition

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All brokerage accounts are opened on a fully disclosed basis through our clearing agent, Mesirow Financial. Other accounts are opened directly with an insurance and/or mutual fund company. The Company records as accounts receivable amounts earned for services rendered when payment has not been received and collectability is reasonably assured.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and depreciated over their estimated useful life using the straight-line method. The principal estimated useful lives are three to seven years for furniture and equipment.

Intangible Assets

The Company has recognized in 2009 an intangible asset in the amount of $663,080 for acquired customer lists related to a brokerage facility in the Columbus, OH market area. The customer lists are amortized on a sum-of-the-years-digits basis over a 12-year life. The Company also has a contingent liability of $77,880 for future payments related to the earn-out performance on the acquired customers. There were no events or changes in circumstances indicating impairment of the customer lists as of December 31, 2011.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco, Inc. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is either remitted to or received from an affiliate on a periodic basis in conjunction with the payment of estimated federal and state income taxes on a corporation-wide basis.

The Company is subject to the provisions of the Accounting Standards Codification 740-10-25, which includes the accounting for uncertainty in income taxes. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the taxing authority and requires management of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. Management has analyzed the Company's inventory of tax positions taken with respect to all applicable income tax issues for open tax years (in each respective jurisdiction), and has concluded that no provision for income tax is required in the Company's financial statements for such positions.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $50,000, or 6.67% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $967,517, which was $917,517 in excess of its required net capital of $50,000.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2011, are as follows:

	Current	Deferred	Total
Federal	$ 345,041	$ (14,623)	$ 330,418
State	47,777	(2,012)	45,765
Total	$ 392,818	$ (16,635)	$ 376,183

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.00%
State income taxes	3.30
Other	3.60
Effective tax rate	41.90%

The Company has recorded a net deferred tax asset of $47,984 resulting from the timing of deductions for depreciation of fixed assets, contingency reserves, and Section 197 intangibles.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate of the Company, WesBanco Bank, Inc. (the Bank), and taxes payable to the Bank. At December 31, 2011, the Company had cash on hand with the Bank of $202,566 and a payable to the Bank for income taxes of $227,684.

The Company also processes trades on behalf of some officers and directors (including their affiliates and families) of WesBanco, Inc. and its subsidiaries and has conducted transactions with those subsidiaries in the ordinary course of business.

6. Financial Guarantee

The Company has agreed to indemnify the clearing broker, Mesirow Financial, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2011, there were no amounts identified related to such agreement.

The Company also maintains a clearing deposit with Mesirow Financial which can be used to offset liabilities arising from the indemnification financial guarantee. At December 31, 2011, the cash held in two Mesirow Financial accounts consisted of non-restricted funds totaling $1,149,014 and restricted funds of $50,000 for a total of $1,199,014.

7. Subsequent Events

The Company has evaluated subsequent events through February 24, 2012, the date on which these financial statements were issued.

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

